No. 812-15464

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT

ANTARES PRIVATE CREDIT FUND; Antares Strategic Credit Fund; ANTARES CAPITAL ADVISERS LLC; ANTARES CAPITAL CREDIT ADVISERS LLC; Antares CLO 2017-1, Ltd.; Antares CLO 2017-2, Ltd.; Antares CLO 2018-1, Ltd.; Antares CLO 2018-2, Ltd.; Antares CLO 2018-3, Ltd.; Antares CLO 2019-1, Ltd.; Antares CLO 2019-2, Ltd.; Antares CLO 2020-1, Ltd.; Antares CLO 2021-1, Ltd.; Antares CLO 2023-1, Ltd.; ANTARES CLO 2023-2, LTD.; Orion CLO 2023-1, Ltd.; Orion CLO 2023-2, Ltd.; ORION CLO 2024-1 LTD.; ORION CLO 2024-2 LTD.; AUF Funding LLC; Antares Canada SMA LP; Antares Credit Fund I LP; ANTARES CREDIT OPPORTUNITIES IV LLC; Antares Credit Opportunities MA I LLC; Antares Credit Opportunities MA II LP; Antares Credit Opportunities MA III LLC; Antares Credit Opportunities MA V LP; Antares Senior Loan Master Fund LP; Antares Senior Loan Parallel Master Fund LP; ANTARES UNITRANCHE MASTER FUND I LP; Antares Credit Opportunities VI LLC; Antares Credit Opportunities CA LLC; Antares Strategic Credit I Master LP; Antares K Co-Investment FUND LP; Antares K Co-Investment Fund II LP; Antares Senior Loan Master Fund II LP; Antares Senior Loan Parallel Master Fund II LP; WM Alternatives Antares Private Senior Lending Fund LLC; Antares Senior Loan EF master II (cayman) LP; Antares Vesta Funding LP; Antares Assetco LP; Antares Complete Financing Solution LLC; Antares Holdings LP; Antares Venus Fund LP; Antares Senior Loan Parallel Fund SPV LLC; Antares Senior Loan Parallel Fund II SPV LLC; Antares Credit Opportunities Funding IV LLC; Antares Credit Opportunities Funding VI LLC; ANTARES STRATEGIC CREDIT SPV LLC; Antares Strategic Credit I SPV LLC; Antares Credit Opportunities CA SPV I LLC; Antares Credit Opportunities CA SPV II LLC; Antares Credit Opportunities CA SPV III LLC; Antares Credit Opportunities CA SPV IV LLC; Antares Capital 2 LP; ANTARES EQUITY HOLDINGS LLC; A-STAR EQUITY HOLDINGS LLC; CPPIB CREDIT INVESTMENTS INC; CPPIB CREDIT INVESTMENTS II INC; CPPIB CREDIT INVESTMENTS III INC; CPPIB CREDIT STRUCTURED NORTH AMERICA II, INC.; CPPIB EUROPEAN CREDIT INC.; CPPIB EUROPEAN CREDIT II INC.; ANTARES SENIOR LOAN EF II SPV LLC; ANTARES SENIOR LOAN PARALLEL FUND II SPV B LLC; ANTARES LIQUID CREDIT STRATEGIES LLC; WM ALTERNATIVES ANTARES PRIVATE SENIOR LENDING FUND SPV LLC

500 West Monroe St.

Chicago, Il 60661

All Communications, Notices and Orders to:
Michael B. Levitt Associate General Counsel, Asset Management Antares Capital LP 500 West Monroe Chicago, IL 60661 Tel: (312) 638-4117 mike.levitt@antares.com

Copies to:
William J. Bielefeld, Esq. Nadeea Zakaria Esq. Dechert LLP 1900 K Street NW Washington, DC 20006 Tel: (202) 261-3386 william.bielefeld@dechert.com nadeea.zakaria@dechert.com

February 26, 2024

I.            INTRODUCTION

A.	Requested Relief

Antares Private Credit Fund and its related entities, identified in section I.B. below, hereby request an order (the “Order”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “Act”)1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this application (the “Application”) would allow one or more Regulated Funds (including one or more BDC Downstream Funds) and/or one or more Affiliated Funds (each as defined below) to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants (defined below) and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions set forth in this application (the “Conditions”). No Regulated Fund or Affiliated Fund that relies on this Order will rely on any other order of the Commission authorizing co-investment transactions pursuant to sections 17(d) and 57(i) of the Act and no entity that relies on another such order of the Commission will rely on this Order.

B.	Applicants Seeking Relief:

•	Antares Private Credit Fund (“APC”), which is an externally-managed, non-diversified, closed-end management investment company that intends to elect to be regulated as a BDC (defined below) under the Act;

•	Antares Strategic Credit Fund (“A-STAR” and together with APC, the “Existing Regulated Funds”), which is an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC (defined below) under the Act;

•	Antares Capital Credit Advisers LLC (“ACCA”), a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serves as investment adviser to A-STAR, ACCA will also serve as the investment adviser to all other Existing Regulated Funds on behalf of itself and its successors;[3]

•	Antares Capital Advisers LLC (“ACA”), a Delaware limited liability company that serves as the investment adviser to certain of the Existing Affiliated Funds (as defined below) on behalf of itself and its successors;

•	Antares Liquid Credit Strategies LLC (“ALCS”), a Delaware limited liability company that serves as the investment adviser to certain of the Existing Antares Proprietary Accounts (as defined below) on behalf of itself and its successors;

•	Each of the affiliates of the Advisers identified in Schedule A that may, from time to time, hold various financial assets in a principal capacity and that currently intends to participate in the proposed co-investment program (in such capacity, the “Existing Antares Proprietary Accounts”); and

•	Each investment fund set forth on Schedule A hereto, other than an Existing Antares Proprietary Account, which is an entity whose investment adviser is or will be an Adviser and that would be an investment company but for Section 3(c)(7) of the Act (collectively, the “Existing Affiliated Funds” and together with the Existing Regulated Funds, the Existing Antares Proprietary Accounts, ACCA, ACA and ALCS, the “Applicants”).

[1]	Unless otherwise indicated, all section references herein are to the Act.

[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.

[3]	The term successor, as applied to each Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

C.	Defined Terms

“Adviser” means ACCA, ACA, ALCS and any Future Adviser (defined below).

“Affiliated Fund” means (a) the Existing Affiliated Funds; (b) any Antares Proprietary Account (as defined below); and (c) any entity (i) whose investment adviser (and sub-adviser(s), if any) are Advisers, (ii) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or (y) relies on Rule 3a-7 under the Act and (iii) that is not a BDC Downstream Fund, and (iv) that intends to participate in the Co-Investment Program.4 No Existing Affiliated Fund is a BDC Downstream Fund.

“Antares Proprietary Account” means any Existing Antares Proprietary Account and any other account of an Adviser or its affiliates or any company that is a direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, which, from time to time, may hold various financial assets in a principal capacity.

“BDC” means a business development company under the Act.5

“BDC Downstream Fund” means, with respect to any Regulated Fund that is a BDC, an entity (i) that the BDC directly or indirectly controls, (ii) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser (and sub-adviser(s), if any) are an Adviser, (v) that is not a Wholly-Owned Investment Sub and (vi) that intends to participate in the Co-Investment Program.

“Board” means (i) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the applicable Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party of the BDC Downstream Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies (defined below). If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors (defined below). The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify their approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

[4]	Affiliated Funds may include funds that are ultimately structured as collateralized loan obligation funds (“CLOs”). Such CLOs would be investment companies but for the exception provided in Section 3(c)(7) of the Act or their ability to rely on Rule 3a-7 of the Act. During the investment period of a CLO, the CLO may engage in certain transactions customary in CLO formations with another Affiliated Fund on a secondary basis at fair market value. For purposes of the Order, any securities that were acquired by an Affiliated Fund in a particular Co-Investment Transaction that are then transferred in such customary transactions to an Affiliated Fund that is or will become a CLO (an “Affiliated Fund CLO”) will be treated as if the Affiliated Fund CLO acquired such securities in the Co-Investment Transaction. For the avoidance of doubt, any such transfer from an Affiliated Fund to an Affiliated Fund CLO will be treated as a Disposition and completed pursuant to terms and conditions of the Application, though Applicants note that the Regulated Funds would be prohibited from participating in such Disposition by Section 17(a)(2) or Section 57(a)(2) of the Act, as applicable. The participation by any Affiliated Fund CLO in any such Co-Investment Transaction will remain subject to the Order.

[5]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

“Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Program” means the proposed co-investment program that would permit one or more Regulated Funds and/or one or more Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d–1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price;6 and (b) making Follow-On Investments (as defined below).

“Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act (treating any registered investment company or series thereof as a BDC for this purpose).

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Adviser” means any future investment adviser that (i) controls, is controlled by, or is under common control with ACCA, (ii) (a) is registered as an investment adviser under the Advisers Act; or (b) is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by, or is under common control with, ACCA, and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser (and sub-adviser(s), if any) are an Adviser, and (c) that intends to participate in the Co-Investment Program.

“Independent Director” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“Independent Party” means, with respect to a BDC Downstream Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

[6]	The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933 (the “Securities Act”).

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement on Form 10 or N-2, other current filings with the Commission under the Securities Act or under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and its most current report to stockholders, and (ii) with respect to any BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

i)	in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or

ii)	in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Regulated Funds” means the Existing Regulated Funds, the Future Regulated Funds and the BDC Downstream Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.7

“SBIC Subsidiary” means a Wholly-Owned Investment Sub that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company (an “SBIC”).

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

i)	it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

ii)	it is not subject to restrictive agreements with the issuer or other security holders; and

[7]	In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

iii)	it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly-Owned Investment Sub” means an entity (i) that is a wholly-owned subsidiary8 of a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, directly or indirectly, 95% or more of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund (and, in the case of an SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this application; and (iv) (A) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C), or 3(c)(7) of the Act, or (B) that qualifies as a real estate investment trust (“REIT”) within the meaning of Section 856 of the Internal Revenue Code (“Code”) because substantially all of its assets would consist of real properties.

II.            APPLICANTS

A.	The Existing Regulated Funds

Each of the Existing Regulated Funds is a non-diversified, closed-end management investment company. APC intends to elect, and A-STAR has elected, to be regulated as a BDC under Section 54(a) of the Act. Each Existing Regulated Fund also intends to qualify and elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Code and intends to continue to qualify as a RIC in the future. Each Existing Regulated Fund is or will be managed by ACCA pursuant to an investment advisory agreement. APC has not commenced operations and will not rely on the requested Order until it has made its election to be regulated as a BDC under the Act.

Each Existing Regulated Fund’s investment objective is to provide risk-adjusted returns and current income to shareholders by investing primarily in loans to U.S. borrowers. Each Existing Regulated Fund’s investment strategy focuses primarily on Portfolio Loans to U.S. borrowers. A “Portfolio Loan” is a senior secured loan, which may be first or second lien, consisting of term loans and/or related delayed draw term loans and/or revolving loans, and each tranche of a senior secured loan acquired by an Existing Regulated Fund is also referred to as a Portfolio Loan.

Each Existing Regulated Fund’s business and affairs is or will be managed under the direction of a Board, which initially consist of four members, three of whom are Independent Directors.

B.	Existing Affiliated Funds

Each Existing Affiliated Fund is an investment fund whose investment adviser is or will be an Adviser and which would be an investment company but for Section 3(c)(7) of the Act. A list setting out the Existing Affiliated Funds and their investment strategies is included on Schedule A hereto.

C.	ACCA, ACA and ALCS

ACCA is organized as a limited liability company under the laws of the state of Delaware. ACCA is registered with the Commission pursuant to Section 203 of the Advisers Act, serves as the investment adviser to A-STAR and will also serve as the investment adviser to all other Existing Regulated Funds. ACCA is a wholly-owned subsidiary of Antares Capital LP. The sole limited partner of Antares Capital LP is Antares Midco Inc. and the general partner of Antares Capital LP is Antares Capital GP, LLC.

ACA is organized as a limited liability company under the laws of the state of Delaware. ACA is registered with the Commission pursuant to Section 203 of the Advisers Act and serves as the investment adviser to certain of the Existing Affiliated Funds on behalf of itself and its successors. ACA is wholly-owned by Antares Capital LP.

[8]	A “wholly-owned subsidiary” of a person is as defined in Section 2(a)(43) of the Act and means a company 95% or more of the outstanding voting securities of which are owned by such person.

ALCS is organized as a series limited liability company under the laws of the state of Delaware. ALCS is a relying adviser of ACA and serves as the investment adviser to certain of the Existing Antares Proprietary Accounts on behalf of itself and its successors. The management series of ALCS is owned by ACA and the originator and retention series of ALCS are owned by Antares Midco Inc.

D.	The Antares Proprietary Accounts

The Antares Proprietary Accounts, if any, will hold various financial assets in a principal capacity. Antares has various business lines that it may operate through wholly- or majority-owned subsidiaries. A list setting out the Existing Antares Proprietary Accounts and their investment strategies is included on Schedule A hereto.

III.            ORDER REQUESTED

The Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and Conditions set forth below in this Application, a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act without an exemptive order from the Commission. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Overview

Applicants include ACCA, which will manage the Existing Regulated Funds, ACA, which manages certain of the Existing Affiliated Funds, and ALCS, which manages certain Existing Antares Proprietary Accounts. ACA had aggregate assets under management of approximately $32 billion as of January 1, 2023. ACCA, ACA and ALCS manage the assets entrusted to each of them by their clients in accordance with their fiduciary duties to those clients and, in the case of a BDC and registered fund, the Act.

ACA, ACCA and ALCS have established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

1.	The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a)	Identification and Consideration of Investment Opportunities

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds. If the requested Order is granted, the Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the Adviser to such Regulated Fund receive sufficient information to allow such Adviser’s investment committee to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).9 In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

[9]	Representatives from each Adviser to a Regulated Fund are members of each investment committee or otherwise entitled to participate in each meeting of any investment committee that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that an Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant investment committee’s meetings. The allocation memorandum for each Potential Co-Investment Transaction will document the recommendations by the investment committee.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers’ allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund and that the Advisers will undertake to perform these duties regardless of whether the Advisers serve as investment adviser or sub-adviser to the Regulated Fund or Affiliated Funds.

(b)	Order Placement and Allocation

General. If the Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will formulate a recommendation regarding the proposed order amount for the Regulated Fund.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, such Adviser will approve an investment and the amount to be allocated to each Regulated Fund and/or Affiliated Fund participating in the Potential Co-Investment Transaction. Prior to the External Submission (as defined below), each proposed order amount may be reviewed and adjusted, in accordance with the applicable Adviser’s written allocation policies and procedures, by the applicable Adviser.10 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order”. The Internal Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in section III.A.1.c. below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.11 If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

[10]	The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of each Adviser.

[11]	The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

Compliance. Applicants represent that the Advisers’ allocation review process is a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The entire allocation process is monitored and reviewed by the compliance team, led by the chief compliance officer, and approved by the Board of each Regulated Fund as it applies to such Regulated Fund.

(c)	Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

In the case of a BDC Downstream Fund with an Independent Party consisting of a transaction committee or advisory committee, the individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. Applicants represent that the Independent Parties of the BDC Downstream Funds would be bound (by law or by contract) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to act in the best interests of their respective funds when approving transactions. These duties would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

Further, Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund’s Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity’s portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion on whether or not an investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

A Regulated Fund may participate in Pro Rata Dispositions (defined below) and Pro Rata Follow-On Investments (defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2.	Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

3.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order. Affiliated Funds would be permitted to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested but such Affiliated Funds are not invested. The relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3.b. below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

(a)	Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,12 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

(b)	Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

[12]	See note 26, below.

4.	Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4.a. below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.4.b. below, and governed by Condition 7.

(a)	Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;13 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

In the case of a Tradable Security, approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;14 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

[13]	See note 24, below.

[14]	In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

(b)	Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.15 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

5.	Use of Wholly-Owned Investment Subs

A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the applicable parent Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants note that an entity could not be both a Wholly-Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes any determinations regarding the subsidiary’s investments while, in the latter case, the Independent Party makes such determinations.

B.	Applicable Law

1.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[16] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

[15]	However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

[16]	Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds on the one hand and other Regulated Funds and Affiliated Funds on the other, may not co-invest absent an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.17

2.	Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.18 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d)…is to prevent…injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”19 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”20

[17]	See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question…”).

[18]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.

[19]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

[20]	H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

C.	Need for Relief

Co-Investment Transactions are prohibited by Rule 17d-1 and either or both of Sections 17(d) and 57(a)(4) without a prior exemptive order of the Commission, to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1, Section 17(d) and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) an Adviser, that is either ACCA or an entity that controls, is controlled by, or under common control with ACCA, will be the investment adviser (and sub-adviser, if any) to each of the Regulated Funds and the Affiliated Funds; (ii) ACCA is the Adviser to, and may be deemed to control, the Existing Regulated Funds; and an Adviser will be the investment adviser and sub-adviser to, and may be deemed to control, any Future Regulated Fund; (iii) each BDC Downstream Fund will be deemed to be controlled by its BDC parent and/or its BDC parent’s Adviser; and (iv) the Advisers are under common control. Thus, each Regulated Fund and each Affiliated Fund may be deemed to be a person related to a Regulated Fund or BDC Downstream Fund in a manner described by Section 57(b) (or Section 17(d) in the case of Regulated Funds that are registered under the Act) and therefore would be prohibited by Section 57(a)(4) (or Section 17(d) in the case of Regulated Funds that are registered under the Act) and Rule 17d-1 from participating in Co-Investment Transactions without the Order.

Further, because the BDC Downstream Funds and Wholly-Owned Investment Subs are controlled by the Regulated Funds, the BDC Downstream Funds and Wholly-Owned Investment Subs are subject to Section 57(a)(4) (or Section 17(d) in the case of Wholly-Owned Investment Subs controlled by Regulated Funds that are registered under the Act), and thus also subject to the provisions of Rule 17d-1, and therefore would be prohibited from participating in Co-Investment Transactions without the Order.

In addition, because the Antares Proprietary Accounts will be controlled by an Adviser and, therefore, may be under common control with the Existing Regulated Funds, ACCA, and any Future Regulated Funds, the Antares Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 17(d) or 57(b) and also prohibited from participating in the Co-Investment Program.

D.	Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons, including precedents involving proprietary accounts.21 The relief requested in this Application with respect to Follow-On Investments is based on the temporary relief granted by the Commission on April 8, 2020 and subsequent exemptive relief.22 Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the cited orders.

[21]	See, e.g., T. Rowe Price OHA Select Private Credit Fund, et al., (File No. 812-15461) Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); Silver Point Specialty Lending Fund, et al., (File No. 812-15364) Release No. IC-34893 (April 24, 2023) (notice), Release No. IC-34920 (May 22, 2023) (order); BC Partners Lending Corporation, et al., (File No. 812-15292) Release No. IC-34849 (March 7, 2023) (notice), Release No. IC-34880 (April 10, 2023) (order); Kennedy Lewis Management LP, et al., (File No. 812-15309) Release No. IC-34824 (February 6, 2023) (notice), Release No. IC-34847 (March 6, 2023) (order); Fidelity Private Credit Fund., et al., (File No. 812-15307) Release No. IC-34803 (January 11, 2023) (notice), Release No. IC-34831 (February 13, 2023) (order); Commonwealth Credit Partners BDC I, Inc., et al., (File No. 812-15195) Release No. IC-34325 (July 7, 2021) (notice), Release No. IC-34347 (August 2, 2021) (order); Kayne Anderson MLP/Midstream Investment Company, et al., (File No. 812-14940) Release No. IC-33742 (January 8, 2020) (notice), Release No. IC-33798 (February 4, 2020) (order).

[22]	See BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted January 5, 2021 and further extension granted April 22, 2021); Stellus Capital Investment Corporation, et. al., (File No. 812-15255) Release No. IC-34556 (April 11, 2022) (notice), Release No. IC-34579 (May 9, 2022) (order); BlackRock Capital Investment Corporation et. al., (File No. 812-15259) Release No. IC-34535 (March 18, 2022) (notice), Release No. IC-34558 (April 14, 2022) (order).

IV.            STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.	Protective Representations and Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of an Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly. The Independent Directors shall evaluate and approve any independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.            CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.	Identification and Referral of Potential Co-Investment Transactions

(a)           The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b)           When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.	Board Approvals of Co-Investment Transactions

(a)           If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)           If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c)           After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)            the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii)           the transaction is consistent with:

(A)          the interests of the Regulated Fund’s equity holders; and

(B)           the Regulated Fund’s then-current Objectives and Strategies;

(iii)          the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A)          the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B)           any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv)          the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect23 financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.	Right to Decline.

Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.	General Limitation.

Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,24 a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5.	Same Terms and Conditions.

A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

[23]	For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

[24]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

6.	Standard Review Dispositions.

(a)           General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i)            the Adviser to such Regulated Fund or Affiliated Fund25 will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii)           the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b)           Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c)           No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i)            (A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;26 (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii)           each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d)           Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7.	Enhanced Review Dispositions.

(a)           General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)            the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii)           the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii)          the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

[25]	Any Antares Proprietary Account that is not advised by an Adviser is itself deemed to be an Adviser for purposes of Conditions 6(a)(i), 7(a)(i), 8(a)(i) and 9(a)(i).

[26]	In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

(b)          Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i)            the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv); and

(ii)           the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c)           Additional Requirements: The Disposition may only be completed in reliance on the Order if:

(i)            Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii)           Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii)           Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv)          Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial27 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v)           No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.	Standard Review Follow-Ons.

(a)           General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i)            the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

[27]	In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

(ii)           the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b)           No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i)            (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,28 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii)           it is a Non-Negotiated Follow-On Investment.

(c)           Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d)           Allocation. If, with respect to any such Follow-On Investment:

(i)            the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)           the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e)           Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

[28]	To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

9.	Enhanced Review Follow-Ons.

(a)           General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)            the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii)           the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii)          the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)           Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

(c)           Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i)            Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii)           Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii)          Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv)          No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d)           Allocation. If, with respect to any such Follow-On Investment:

(i)            the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)           the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e)           Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10.	Board Reporting, Compliance and Annual Re-Approval

(a)           Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b)           All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c)           Each Regulated Fund’s chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d)           The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11.	Record Keeping.

Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.	Director Independence.

No Independent Director (including the non-interested members of any Independent Party) of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

13.	Expenses.

The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.	Transaction Fees.[29]

Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15.	Independence.

If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares in the percentages as the Regulated Fund’s other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

VI.           PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Michael B. Levitt

Associate General Counsel, Asset Management

Antares Capital LP

500 West Monroe

Chicago, IL  60661

Tel: (312) 638-4117

mike.levitt@antares.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

William J. Bielefeld, Esq.

Nadeea Zakaria, Esq.

Dechert LLP

1900 K Street NW

Washington, DC 20006

Tel: (202) 261-3386

william.bielefeld@dechert.com

nadeea.zakaria@dechert.com

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

[29]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A, Exhibit B and Exhibit C.

B.	Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 26th day of February, 2024.

ANTARES PRIVATE CREDIT FUND

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Initial Trustee

ANTARES Strategic CREDIT FUND

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Initial Trustee

ANTARES CAPITAL ADVISERS LLC

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CAPITAL CREDIT ADVISERS LLC

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CLO 2017-1, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CLO 2017-2, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CLO 2018-1, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CLO 2018-2, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CLO 2018-3, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CLO 2019-1, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CLO 2019-2, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CLO 2020-1, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CLO 2021-1, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CLO 2023-1, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CLO 2023-2, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Andrew Packer
Name: Andrew Packer
Title: Assistant Secretary

AUF FUNDING LLC

By:	Antares Unitranche Master Fund I LP, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CREDIT FUND I LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CREDIT OPPORTUNITIES IV LLC

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CREDIT OPPORTUNITIES MA I LLC

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CREDIT OPPORTUNITIES MA II LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CREDIT OPPORTUNITIES MA III LLC

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CREDIT OPPORTUNITIES MA V LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES SENIOR LOAN MASTER FUND LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES SENIOR LOAN PARALLEL MASTER FUND LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES UNITRANCHE MASTER FUND I LP

By:	Antares Capital Advisers LLC, its attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CREDIT OPPORTUNITIES VI LLC

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CREDIT OPPORTUNITIES CA LLC

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES STRATEGIC CREDIT I MASTER LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES K CO-INVESTMENT FUND LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES K CO-INVESTMENT FUND II LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES SENIOR LOAN MASTER FUND II LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES SENIOR LOAN PARALLEL MASTER FUND II LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

WM ALTERNATIVES ANTARES PRIVATE SENIOR LENDING FUND LLC

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES SENIOR LOAN EF MASTER II (CAYMAN) LP

By:	Antares Senior Loan Fund II GP LLC, its general partner

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES SENIOR LOAN PARALLEL FUND SPV LLC

By:	Antares Senior Loan Parallel Master Fund LP, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES SENIOR LOAN PARALLEL FUND II SPV LLC

By:	Antares Senior Loan Parallel Master Fund II LP, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CREDIT OPPORTUNITIES FUNDING IV LLC

By:	Antares Credit Opportunities IV LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CREDIT OPPORTUNITIES FUNDING VI LLC

By:	Antares Credit Opportunities VI LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES STRATEGIC CREDIT SPV LLC

By:	Antares Strategic Credit Fund, its member

By:	/s/ Andrew Packer
Name: Andrew Packer
Title: Secretary

ANTARES STRATEGIC CREDIT I SPV LLC

By:	Antares Strategic Credit I Master LP, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CREDIT OPPORTUNITIES CA SPV I LLC

By:	Antares Credit Opportunities CA LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CREDIT OPPORTUNITIES CA SPV II LLC

By:	Antares Credit Opportunities CA LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CREDIT OPPORTUNITIES CA SPV III LLC

By:	Antares Credit Opportunities CA LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CREDIT OPPORTUNITIES CA SPV IV LLC

By:	Antares Credit Opportunities CA LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES SENIOR LOAN EF II SPV LLC

By:	Antares Senior Loan EF Master II (Cayman) LP, its member

By:	Antares Senior Loan Fund II GP LLC, its general partner

By	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES SENIOR LOAN PARALLEL FUND II SPV B LLC

By:	Antares Senior Loan Parallel Master Fund II LP, its member

By:	Antares Senior Loan Fund II GP LLC, its general partner

By	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES LIQUID CREDIT STRATEGIES LLC

By:	Antares Capital Advisers LLC, its managing member

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

WM ALTERNATIVES ANTARES PRIVATE SENIOR LENDING FUND SPV LLC

By:	WM Alternatives Antares Private Senior Lending Fund LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name: Michael B. Levitt
Title: Assistant Secretary

ANTARES CANADA SMA LP

By:	Antares Canada SMA GP Inc., its general partner

By:	/s/ Christopher Gilmore
Name: Christopher Gilmore
Its: Vice President

ANTARES VESTA FUNDING LP

By:	Antares Vesta GP LLC, its general partner

By:	/s/ Christopher Gilmore
Name: Christopher Gilmore
Its: Vice President

ANTARES ASSETCO LP

By:	Antares Assetco GP LLC, its general partner

By:	/s/ Christopher Gilmore
Name: Christopher Gilmore
Its: Vice President

ANTARES HOLDINGS LP

By:	Antares Holdings GP Inc., its general partner

By:	/s/ Christopher Gilmore
Name: Christopher Gilmore
Its: Vice President

ANTARES VENUS FUNDING LP

By:	Antares Venus Funding GP LLC, its general partner

By:	/s/ Christopher Gilmore
Name: Christopher Gilmore
Its: Vice President

ANTARES COMPLETE FINANCING SOLUTION LLC

By:	Antares Complete Financial Solution Holdings LLC., its member

By:	/s/ Andrew Packer
Name: Andrew Packer
Its: Assistant Secretary

ANTARES CAPITAL 2 LP

By:	Antares Capital GP, LLC, its general partner

By:	/s/ Andrew Packer
Name: Andrew Packer
Title: Assistant Secretary

ANTARES EQUITY HOLDINGS LLC

By:	/s/ Andrew Packer
Name: Andrew Packer
Title: Assistant Secretary

A-STAR EQUITY HOLDINGS LLC

By:	Antares Strategic Credit Fund, its member

By:	/s/ Andrew Packer
Name: Andrew Packer
Title: Secretary

ORION CLO 2023-1 LTD.

By:	/s/ Andrew Jeremy Weaver
Name: Andrew Jeremy Weaver
Title: Director

ORION CLO 2023-2 LTD.

By:	/s/ Andrew Jeremy Weaver
Name: Andrew Jeremy Weaver
Title: Director

ORION CLO 2024-1, LTD.

By:	Antares Liquid Credit Strategies LLC, as collateral manager

By:	Antares Capital Advisers LLC, its managing member

By:	/s/ Andrew Packer
Name: Andrew Packer
Title: Assistant Secretary

ORION CLO 2024-2, LTD.

By:	Antares Liquid Credit Strategies LLC, as collateral manager

By:	Antares Capital Advisers LLC, its managing member

By:	/s/ Andrew Packer
Name: Andrew Packer
Title: Assistant Secretary

CPPIB CREDIT INVESTMENTS INC.

By:	/s/ Ryan Barry
Name: Ryan Barry
Title: Director and Secretary

CPPIB CREDIT INVESTMENTS II INC.

By:	/s/ Ryan Barry
Name: Ryan Barry
Title: Director and Secretary

CPPIB CREDIT INVESTMENTS III INC.

By:	/s/ Ryan Barry
Name: Ryan Barry
Title: Director and Secretary

CPPIB CREDIT STRUCTURED NORTH AMERICA II, INC.

By:	/s/ Ryan Barry
Name: Ryan Barry
Title: Director and Secretary

CPPIB EUROPEAN CREDIT INC.

By:	/s/ Ryan Barry
Name: Ryan Barry
Title: Director and Secretary

CPPIB EUROPEAN CREDIT II INC.

By:	/s/ Ryan Barry
Name: Ryan Barry
Title: Director and Secretary

Schedule A

Existing Affiliated Funds	Adviser and Status under the Advisers Act	Investment Strategy
AUF Funding LLC	ACA, an investment adviser registered under the Advisers Act.	Investment strategy focuses primarily on Portfolio Loans to U.S. borrowers. A “Portfolio Loan” is a senior secured loan, which may be first or second lien, consisting of term loans and/or related delayed draw term loans and/or revolving loans, and each tranche of a senior secured loan acquired by an Existing Affiliated Fund is also referred to as a Portfolio Loan.
Antares Credit Fund I LP
Antares Credit Opportunities IV LLC
Antares Credit Opportunities MA I LLC
Antares Credit Opportunities MA II LP
Antares Credit Opportunities MA III LLC
Antares Credit Opportunities MA V LP
Antares Senior Loan Master Fund LP
Antares Senior Loan Parallel Master Fund LP
Antares Unitranche Master Fund I LP
Antares Credit Opportunities VI LLC
Antares Credit Opportunities CA LLC
Antares Strategic Credit I Master LP
Antares K Co-Investment Fund LP
Antares K Co-Investment Fund II LP
Antares Senior Loan Parallel Master Fund II LP
WM Alternatives Antares Private Senior Lending Fund LLC
Antares Senior Loan Parallel Fund SPV LLC
Antares Senior Loan Parallel Fund II SPV LLC
Antares Credit Opportunities Funding IV LLC
Antares Credit Opportunities Funding VI LLC
Antares Strategic Credit I SPV LLC
Antares Credit Opportunities CA SPV I LLC
Antares Credit Opportunities CA SPV II LLC
Antares Credit Opportunities CA SPV III LLC
Antares Credit Opportunities CA SPV IV LLC
Antares Senior Loan Parallel Fund II SPV B LLC
WM Alternatives Antares Private Senior Lending Fund SPV LLC
Antares Strategic Credit SPV LLC	ACCA, an investment adviser registered under the Advisers Act.
A-Star Equity Holdings LLC		This entity holds equity and/or equity-related securities (such as options or warrants) that may accompany debt investments in certain issuers.

Existing Antares Proprietary Accounts
Antares CLO 2017-1, Ltd.	ACA, an investment adviser registered under the Advisers Act.	Investment strategy focuses primarily on Portfolio Loans to U.S. borrowers. A “Portfolio Loan” is a senior secured loan, which may be first or second lien, consisting of term loans and/or related delayed draw term loans and/or revolving loans, and each tranche of a senior secured loan acquired by an Existing Affiliated Fund is also referred to as a Portfolio Loan.
Antares CLO 2017-2, Ltd.
Antares CLO 2018-1, Ltd.
Antares CLO 2018-2, Ltd.
Antares CLO 2018-3, Ltd.
Antares CLO 2019-1, Ltd.
Antares CLO 2019-2, Ltd.
Antares CLO 2020-1, Ltd.
Antares CLO 2021-1, Ltd.
Antares CLO 2023-1, Ltd.
Antares CLO 2023-2, Ltd.
Antares Complete Financing Solution LLC
Antares Senior Loan EF Master II (Cayman) LP
Antares Senior Loan EF II SPV LLC
Antares Canada SMA LP

Antares Vesta Funding LP	N/A
Antares Venus Fund LP
Antares Holdings LP
Antares Assetco LP
Antares Capital 2 LP Antares Equity Holdings LLC	N/A	These entities make select equity investments in certain funds managed by ACA or its affiliates and hold equity and/or equity-related securities (such as options or warrants) that may accompany debt investments in certain issuers.
CPPIB Credit Investments Inc.	N/A

These entities are all part of the Credit Investments (“CI”) strategy of the Canada Pension Plan Investment Board (“CPP Investments”). CPP Investments is a Canadian federal Crown corporation created in 1997 by the Canada Pension Plan Investment Board Act to invest excess funds not currently needed to pay beneficiaries of the Canada Pension Plan, a mandatory national pension plan sponsored and managed by the government of Canada and participating provinces.

CI provides debt-financing solutions across the credit structure, including term loans, high-yield bonds, mezzanine lending, structured products and other solutions for borrowers in most sectors. To achieve scale and efficient access to certain markets, CI also invests in platforms and other capital deployment vehicles and may gain this exposure through an equity investment.

CPPIB Credit Investments II Inc.
CPPIB Credit Investments III Inc.
CPPIB Credit Structured North America II, Inc.
CPPIB European Credit Inc.
CPPIB European Credit II Inc.

Orion CLO 2023-1, Ltd.	ALCS, a relying adviser of ACA.	Investment strategy seeks to provide risk-adjusted returns and current income by investing primarily in broadly syndicated loans and high yield bonds.
Orion CLO 2023-2, Ltd.
Orion CLO 2024-1 Ltd.
Oion CLO 2024-2 Ltd.

Exhibit A

Verification

The undersigned states that they have duly executed the attached Application dated February 26, 2024 for and on behalf of the Applicants, as the case may be, that they hold the office with each such entity as indicated below, and that all actions by stockholders, officers, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that they are familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of their knowledge, information, and belief.

ANTARES PRIVATE CREDIT FUND

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Initial Trustee

ANTARES Strategic CREDIT FUND

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Initial Trustee

ANTARES CAPITAL ADVISERS LLC

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CAPITAL CREDIT ADVISERS LLC

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CLO 2017-1, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CLO 2017-2, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CLO 2018-1, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CLO 2018-2, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CLO 2018-3, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CLO 2019-1, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CLO 2019-2, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CLO 2020-1, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CLO 2021-1, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CLO 2023-1, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CLO 2023-2, LTD.

By:	Antares Capital Advisers LLC, as collateral manager

By:	/s/ Andrew Packer
Name:	Andrew Packer
Title:	Assistant Secretary

AUF FUNDING LLC

By:	Antares Unitranche Master Fund I LP, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CREDIT FUND I LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES IV LLC

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES MA I LLC

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES MA II LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES MA III LLC

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES MA V LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES SENIOR LOAN MASTER FUND LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES SENIOR LOAN PARALLEL MASTER FUND LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES UNITRANCHE MASTER FUND I LP

By:	Antares Capital Advisers LLC, its attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES VI LLC

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES CA LLC

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES STRATEGIC CREDIT I MASTER LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES K CO-INVESTMENT FUND LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES K CO-INVESTMENT FUND II LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES SENIOR LOAN MASTER FUND II LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES SENIOR LOAN PARALLEL MASTER FUND II LP

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

WM ALTERNATIVES ANTARES PRIVATE SENIOR LENDING FUND LLC

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES SENIOR LOAN EF MASTER II (CAYMAN) LP

By:	Antares Senior Loan Fund II GP LLC, its general partner

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES SENIOR LOAN PARALLEL FUND SPV LLC

By:	Antares Senior Loan Parallel Master Fund LP, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES SENIOR LOAN PARALLEL FUND II SPV LLC

By:	Antares Senior Loan Parallel Master Fund II LP, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES FUNDING IV LLC

By:	Antares Credit Opportunities IV LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES FUNDING VI LLC

By:	Antares Credit Opportunities VI LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES STRATEGIC CREDIT SPV LLC

By:	Antares Strategic Credit Fund, its member

By:	/s/ Andrew Packer
Name:	Andrew Packer
Title:	Secretary

ANTARES STRATEGIC CREDIT I SPV LLC

By:	Antares Strategic Credit I Master LP, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES CA SPV I LLC

By:	Antares Credit Opportunities CA LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES CA SPV II LLC

By:	Antares Credit Opportunities CA LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES CA SPV III LLC

By:	Antares Credit Opportunities CA LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CREDIT OPPORTUNITIES CA SPV IV LLC

By:	Antares Credit Opportunities CA LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES SENIOR LOAN EF II SPV LLC

By:	Antares Senior Loan EF Master II (Cayman) LP, its member

By:	Antares Senior Loan Fund II GP LLC, its general partner

By	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES SENIOR LOAN PARALLEL FUND II SPV B LLC

By:	Antares Senior Loan Parallel Master Fund II LP, its member

By:	Antares Senior Loan Fund II GP LLC, its general partner

By	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES LIQUID CREDIT STRATEGIES LLC

By:	Antares Capital Advisers LLC, its managing member

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

WM ALTERNATIVES ANTARES PRIVATE SENIOR LENDING FUND SPV LLC

By:	WM Alternatives Antares Private Senior Lending Fund LLC, its member

By:	Antares Capital Advisers LLC, its agent and attorney-in-fact

By:	/s/ Michael B. Levitt
Name:	Michael B. Levitt
Title:	Assistant Secretary

ANTARES CANADA SMA LP

By:	Antares Canada SMA GP Inc., its general partner

By:	/s/ Christopher Gilmore
Name:	Christopher Gilmore
Its:	Vice President

ANTARES VESTA FUNDING LP

By:	Antares Vesta GP LLC, its general partner

By:	/s/ Christopher Gilmore
Name:	Christopher Gilmore
Its:	Vice President

ANTARES ASSETCO LP

By:	Antares Assetco GP LLC, its general partner

By:	/s/ Christopher Gilmore
Name:	Christopher Gilmore
Its:	Vice President

ANTARES HOLDINGS LP

By:	Antares Holdings GP Inc., its general partner

By:	/s/ Christopher Gilmore
Name:	Christopher Gilmore
Its:	Vice President

ANTARES VENUS FUNDING LP

By:	Antares Venus Funding GP LLC, its general partner

By:	/s/ Christopher Gilmore
Name:	Christopher Gilmore
Its:	Vice President

ANTARES COMPLETE FINANCING SOLUTION LLC

By:	Antares Complete Financial Solution Holdings LLC., its member

By:	/s/ Andrew Packer
Name:	Andrew Packer
Its:	Assistant Secretary

ANTARES CAPITAL 2 LP

By:	Antares Capital GP, LLC, its general partner

By:	/s/ Andrew Packer
Name:	Andrew Packer
Title:	Assistant Secretary

ANTARES EQUITY HOLDINGS LLC

By:	/s/ Andrew Packer
Name:	Andrew Packer
Title:	Assistant Secretary

A-STAR EQUITY HOLDINGS LLC

By:	Antares Strategic Credit Fund, its member

By:	/s/ Andrew Packer
Name:	Andrew Packer
Title:	Secretary

ORION CLO 2023-1 LTD.

By:	/s/ Andrew Jeremy Weaver
Name:	Andrew Jeremy Weaver
Title:	Director

ORION CLO 2023-2 LTD.

By:	/s/ Andrew Jeremy Weaver
Name:	Andrew Jeremy Weaver
Title:	Director

ORION CLO 2024-1, LTD.

By:	Antares Liquid Credit Strategies LLC, as collateral manager

By:	Antares Capital Advisers LLC, its managing member

By:	/s/ Andrew Packer
Name:	Andrew Packer
Title:	Assistant Secretary

ORION CLO 2024-2, LTD.

By:	Antares Liquid Credit Strategies LLC, as collateral manager

By:	Antares Capital Advisers LLC, its managing member

By:	/s/ Andrew Packer
Name:	Andrew Packer
Title:	Assistant Secretary

CPPIB CREDIT INVESTMENTS INC.

By:	/s/ Ryan Barry
Name:	Ryan Barry
Title:	Director and Secretary

CPPIB CREDIT INVESTMENTS II INC.

By:	/s/ Ryan Barry
Name:	Ryan Barry
Title:	Director and Secretary

CPPIB CREDIT INVESTMENTS III INC.

By:	/s/ Ryan Barry
Name:	Ryan Barry
Title:	Director and Secretary

CPPIB CREDIT STRUCTURED NORTH AMERICA II, INC.

By:	/s/ Ryan Barry
Name:	Ryan Barry
Title:	Director and Secretary

CPPIB EUROPEAN CREDIT INC.

By:	/s/ Ryan Barry
Name:	Ryan Barry
Title:	Director and Secretary

CPPIB EUROPEAN CREDIT II INC.

By:	/s/ Ryan Barry
Name:	Ryan Barry
Title:	Director and Secretary

Exhibit B

Resolutions of the Initial Trustee of Antares Private Credit Fund

WHEREAS, the initial trustee of Antares Private Credit Fund (the “Fund”) has reviewed the Fund’s Co-Investment Exemptive Application (the “Exemptive Application”) involving the Fund and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Appendix A, for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form attached hereto as Appendix A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

FURTHER RESOLVED, that any officer of the Fund be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Fund shall be the Secretary and Chief Legal Officer or Assistant Secretary of the Fund or any other authorized signatories designated by the trustees of the Fund from time to time (collectively, the “Authorized Officers”).

Exhibit C

Resolutions of the Initial Trustee of Antares Strategic Credit Fund

WHEREAS, the sole initial trustee of Antares Strategic Credit Fund (the “Fund”) has reviewed the Fund’s Co-Investment Exemptive Application (the “Exemptive Application”) involving the Fund and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Appendix A, for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form attached hereto as Appendix A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

FURTHER RESOLVED, that any officer of the Fund be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Fund shall be the Secretary and Chief Legal Officer or Assistant Secretary of the Fund or any other authorized signatories designated by the trustees of the Fund from time to time (collectively, the “Authorized Officers”).